SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 5, 2023 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Buenos Aires – October 5, 2023 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (NASDAQ: CRESY, BYMA:CRES), the company reports, in compliance with the provisions set forth in article 8, Section II, Chapter III, Title II of the Regulations (T.O. 2013), that the board of directors held today updated its Senior Management composition.

Name & Surname	Position
Alejandro Gustavo Elsztain	Chief Executive Officer
Matías Iván Gaivironsky	Chief Administrative & Financial Officer
Diego Francisco Chillado Biaus	General Manager of Argentina's Operations

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

October 5, 2023